RUBICON MINERALS CORPORATION

Interim Consolidated Financial Statements

Second Quarter Ended June 30, 2006

(Unaudited)

The Company’s auditor has not performed a review of these Interim Consolidated Financial Statements

Suite 1540 - 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.623.3333 Toll free: 1.866.365.4706 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION
Interim Consolidated Balance Sheets
 (Stated in Canadian Dollars)

	June 30	December 31
	Unaudited	Audited
	2006	2005

Assets
Current assets
Cash and cash equivalents	$14,038,393	$2,810,503
Amounts receivable	407,951	927,210
Prepaid expenses	69,863	23,373
	14,516,207	3,761,086

Investments (note 4)	6,175,766	6,546,411
Equipment (note 5)	59,242	51,228
Mineral property costs (note 6)	23,756,453	22,961,644
	$44,507,668	$33,320,369

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$1,243,495	$519,961
Other advances (note 7)	376,003	-
	1,619,498	519,961

Non-controlling interest	455,362	407,479

Shareholders’ equity
Share capital (note 8(a))	58,009,625	45,610,692
Contributed surplus (note 8(b))	2,481,956	2,623,780
Deficit	(18,058,773)	(15,841,543)
	42,432,808	32,392,929
	$44,507,668	$33,320,369

See accompanying notes to the consolidated financial statements
Continuance of Operations (note 1)
Commitments (Note 10)
Subsequent events (Note 12)

Approved by the Board of Directors:
“David Adamson”	“John R. Brodie”
David Adamson Director	John R. Brodie, FCA Director

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Operations and Deficit
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended June 30		For the 6 months ended June 30
	2006	2005	2006	2005

Expenses
Amortization	$4,555	$4,130	$8,054	$8,052
Consulting	20,825	19,064	49,115	60,945
Foreign exchange (gain) loss	77,489	(5,795)	22,345	7,631
General mineral exploration	96,095	46,838	166,523	58,848
Investor relations	89,016	146,231	168,515	219,641
Office	35,787	33,300	78,224	59,899
Professional fees	53,231	65,644	148,135	109,284
Rent	20,721	20,388	41,565	39,777
Salaries	192,213	193,913	365,135	343,216
Stock-based compensation (notes 3 and 9(b))	66,759	18,725	155,117	1,002,250
Telephone	5,477	6,357	10,196	9,108
Toquima IPO costs	2,484	-	2,484	-
Re-organization costs (note 2)	447,590	-	509,061	-
Transfer agent and regulatory filing fees	28,175	85,409	50,031	153,537
Travel and accommodation	8,318	7,235	12,815	17,283
Write-off of mineral property costs	-	42,132	-	76,447

Loss before other items	(1,148,735)	(683,571)	(1,787,315)	(2,165,918)
Interest and miscellaneous income	114,689	14,977	134,265	49,393
Gain on sale of investments	-	-	99,589	116,434
Gain on settlement of debt	(1,040)	-	13,519	-
Loss on equity investment	(481,703)	-	(1,171,439)	(25,000)
Future income tax recovery (note 9(a))	-	-	477,400	1,043,943
Allocation of subsidiary’s (income) loss to minority interest	37,509	10,983	16,751	24,073

Net loss for the period	(1,479,280)	(657,611)	(2,217,230)	(957,075)
Deficit, beginning of the period	(16,579,493)	(12,496,723)	(15,841,543)	(12,197,259)
Deficit, end of the period	$(18,058,773)	$(13,154,334)	$(18,058,773)	$(13,154,334)

Basic and diluted loss per common share	$(0.02)	$(0.01)	$(0.03)	$(0.02)
Weighted average number of common shares outstanding	74,088,657	56,845,974	70,258,460	56,578,399

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Cash Flows
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended June 30		For the 6 months ended June 30
	2006	2005	2006	2005
Cash Provided by (Used for):
Operating Activities
Net loss for the period	$(1,479,280)	$(657,611)	$(2,217,230)	$(957,075)
Adjustment for items which do not involve cash:
Amortization	4,555	4,130	8,054	8,052
Stock-based compensation	66,759	18,725	155,117	1,002,250
Write-off of mineral property costs	-	88,970	-	135,295
Gain on sale of investments	-	-	(99,589)	(116,434)
Gain on settlement of debt	1,040	-	(13,519)	-
Loss on equity investment	481,703	-	1,171,439	25,000
Future income tax recovery	-	-	(477,400)	(1,043,943)
Allocation of subsidiary’s loss to minority interest	(37,509)	(10,983)	(16,751)	(24,073)
	(962,732)	(556,769)	(1,489,879)	(970,928)
Changes in non-cash working capital components:
Prepaid expenses	23,906	39,296	(46,490)	(9,048)
Amounts receivable	478,856	252,799	519,259	(156,313)
Accounts payable and accrued liabilities	628,066	(436,214)	583,473	(304,053)
	168,096	(700,888)	(433,637)	(1,440,342)
Investing Activities*
Mineral property costs	(1,002,262)	(1,149,453)	(1,790,264)	(4,479,141)
Purchase of equipment	(14,073)	(2,770)	(19,294)	(3,380)
Purchase of investments	(375,001)	(980,000)	(870,845)	(2,159,025)
Proceeds on sales of investments	-	-	362,931	200,558
	(1,391,336)	(2,132,223)	(2,317,472)	(6,440,988)
Financing Activities*
Common shares issued for cash	12,827,119	-	13,386,806	2,199,568
Share issue costs	(874,295)	(268)	(876,764)	(127,166)
Other Advances	376,003	-	376,003	-
Recovery of property costs incurred	328,649	229,283	1,044,152	754,544
Management and administration fees received	6,121	12,326	48,802	49,793
	12,663,597	241,341	13,978,999	2,876,739

Net cash (used) provided during the period	11,440,357	(2,591,770)	11,227,890	(5,004,591)
Cash and cash equivalents, beginning of the period	2,598,036	4,529,027	2,810,503	6,941,848
Cash and cash equivalents, end of the period	$14,038,393	$1,937,257	$14,038,393	$1,937,257

During the period, the Company paid and received interest as follows:
Interest received	$ 78,576	$ 20,425	$ 91,699	$ 46,130
Interest paid	$ 4,542	$ 686	$ 5,844	$ 1,928
*Supplemental Disclosure of Non-Cash Investing and Financing Activities - Refer to Note 11.
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31 2005	Gross Expenditures 2006	Write-off or Recovery 2006	Balance June 30 2006
CANADA
ONTARIO
RED LAKE MINING DIVISION
McFinley Property
Acquisition and option payments	$3,392,440	$135,404	$-	$3,527,844
Exploration costs
Geological and geochemical	1,410,683	83,087	-	1,493,770
Drilling	5,675,629	150	-	5,675,779
Geophysical	101,147	-	-	101,147
Travel and accommodation	183,041	560	-	183,601
Other	32,056	-	-	32,056
	10,794,996	219,201	-	11,014,197

Other Red Lake Properties
Acquisition and option payments	473,677	95,750	(78,816)	490,611
Exploration costs
Geological and geochemical	954,813	116,603	(1,946)	1,069,470
Drilling	623,119	604,486	(600,762)	626,843
Geophysical	280,310	-	-	280,310
Travel and accommodation	79,663	17,730	(8,142)	89,251
Other	35,474	1,484	-	36,958
Administration fees (earned)	(459,694)	-	(40,160)	(499,854)
	1,987,362	836,053	(729,826)	2,093,589

McCuaig JV Project
Acquisition and option payments	109,940	-	-	109,940
Exploration costs
Geological and geochemical	449,370	-	-	449,370
Drilling	1,144,229	-	-	1,144,229
Geophysical	27,425	-	-	27,425
Travel and accommodation	32,192	-	-	32,192
Other	2,000	3,949	-	5,949
Administration fees (earned)	(27,635)	-	-	(27,635)
	1,737,521	3,949	-	1,741,470

English Royalty Division
Acquisition and option payments	75,000	25,316	(100,316)	-
Exploration costs
Geological and geochemical	358,748	-	(52,048)	306,700
Travel and accommodation	9,119	-	-	9,119
Other	107	-	-	107
	442,974	25,316	(152,364)	315,926
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)
	Balance December 31 2005	Gross Expenditures 2006	Write-off or Recovery 2006	Balance June 30 2006

NEWFOUNDLAND
GOLD PROPERTIES
Star Track Trend Properties
Acquisition and option payments	$244,242	$-	$-	$244,242
Exploration costs
Geological and geochemical	488,475	15,624	-	504,099
Drilling	124,058	-	-	124,058
Geophysical	482	-	-	482
Travel and accommodation	10,762	29	-	10,791
Other	3,580	-	-	3,580
	871,599	15,653	-	887,252

Golden Promise Trend Properties
Acquisition and option payments	203,338	(2,100)	(31,000)	170,238
Exploration costs
Geological and geochemical	404,776	33,161	(8,000)	429,937
Drilling	178,459	90,291	(90,000)	178,750
Geophysical	55,329	-	-	55,329
Travel and accommodation	10,749	1,359	(1,000)	11,108
Administration fees (earned)	(190,701)	-	-	(190,701)
	661,950	122,711	(130,,000)	654,661

Avalon Trend Properties
Acquisition and option payments	68,938	-	-	68,938
Exploration costs
Geological and geochemical	195,805	2,568	(2,080)	196,293
Drilling	-	-	-	-
Travel and accommodation	4,055	-	-	4,055
Administration fees (earned)	(16,451)	-	-	(16,451)
	252,347	2,568	(2,080)	252,835
		2,568	(2,080)	252,835
Glenwood-Botwood Trend Properties
Acquisition and option payments	675,532	92,260	(236)	767,556
Exploration costs
Geological and geochemical	1,540,751	201,412	(51,287)	1,690,876
Drilling	666,098	10,871	(774)	676,195
Geophysical	259,029	30,481	(30,481)	259,029
Travel and accommodation	15,241	2,515	-	17,756
Other	-	5,763	(1,000)	4,763
Administration fees (earned)	(67,724)	-	(6,988)	(74,712)
	3,088,927	343,302	(90,766)	3,341,463

New World Trend Property
Acquisition and option payments	107,540	-	-	107,540
Exploration costs
Geological and geochemical	330,458	12,010	-	342,468
Drilling	2,150	-	-	2,150
Geophysical	-	80,643	-	80,643
Travel and accommodation	1,874	-	-	1,874
	442,022	92,653	-	534,675
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31 2005	Gross Expenditures 2006	Write-off or Recovery 2006	Balance June 30 2006
NEWFOUNDLAND (continued)
Base Metal Properties
Acquisition and option payments	$49,989	$76,703	$(166,604)	$(39,912)
Exploration costs
Geological and geochemical	369,731	77,546	-	447,277
Drilling	484,898	61,628	-	546,526
Geophysical	82,637	-	-	82,637
Travel and accommodation	21,987	-	-	21,987
Other	225	331	-	556
	1,009,467	216,208	(166,604)	1,059,071
UNITED STATES OF AMERICA
ALASKA
Palmer Property
Acquisition and option payments	209,415	12,468	-	221,883
Exploration costs
Geological and geochemical	374,841	-	-	374,841
Drilling	682,215	-	-	682,215
Travel and accommodation	18,003	-	-	18,003
Other	18,013	-	-	18,013
Administration fees (earned)	(76,483)	-	-	(76,483)
	1,226,004	12,468	-	1,238,472

NEVADA
Other Properties
Acquisition and option payments	291,643	62,084	(11,380)	342,347
Exploration costs
Geological and geochemical	154,832	82,259	-	237,091
Other	-	43,404	-	43,404
	446,475	187,747	(11,380)	622,842

Mineral Property Costs	$22,961,644	$2,077,829	$(1,283,020)	$23,756,453

Property Costs Written-off or Recovered
The composition of the write-off figures by property classification is as follows:
2006
Total costs written-off	$-
Aggregate cost recoveries and administration fees received	(1,283,020)
Gross write-offs and recoveries	$(1,283,020)
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2006
(Stated in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and is primarily involved in the acquisition and exploration of mineral property interests in Canada and in the United States and has an investment in a private company that has a mineral property in the Democratic Republic of Congo. At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its Canadian or US properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the development stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $18 million at June 30, 2006. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses.

RE-ORGANIZATION

On August 8, 2006, the shareholders of the Company voted in favour of a corporate restructuring which will divide the Company’s existing portfolio of mineral properties into three separate public companies. Following the corporate restructuring, the Company will continue to hold its Ontario properties and its investments in US properties. One of the newly-created companies will hold all of the Company’s Newfoundland properties. The other newly created company will hold all of the Company’s investment in Africo Resources Ltd (“Africo”). The proposed reorganization of the Company will be accomplished by way of a statutory plan of arrangement and is subject to certain closing conditions. Pursuant to another plan of arrangement between Toquima Minerals Corporation (“Toquima”) and Carlin Gold Corporation (“Carlin”), completed on July 13, 2006 all of the Company’s shares in Toquima, which held the Company’s Nevada and Alaska properties, were transferred to Carlin in return for shares in Carlin and Constantine Metal Resources Ltd. (“Constantine”) (see note 6). These shares will remain in the Company after the restructuring.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles (“GAAP”) in Canada and follow the same accounting principles and method of computation as the consolidated financial statements for the fiscal year ended December 31, 2005. These interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the consolidated financial statements and the accompanying notes for the year ended December 31, 2005. References to the Company included herein are inclusive of the accounts of the parent company and its 64.19% owned subsidiary - Toquima Minerals Corporation. The investment in Africo Resources Ltd. is accounted for on the equity basis. All inter-company balances have been eliminated. (Upon completion of the plans of arrangement described in note 1, Toquima will cease to be a subsidiary of the Company and Africo will cease to be an equity accounted investment of the Company.)

3.	RELATED PARTY TRANSACTIONS

For the six months ended June 30, 2006, the Company paid or accrued legal fees to a law firm, of which a partner is a director of the Company, aggregating to $641,003 (2005 - $90,000). As at June 30, 2006, this law firm is owed $687,186 (2005 - $90,000). All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2006
(Stated in Canadian Dollars)

4.	INVESTMENTS

The Company owns common shares in public and private companies as follows:
	June 30, 2006		December 31, 2005
	Aggregate Cost	Market Value	Aggregate Cost	Market Value
	$	$	$	$
Public companies	291,927	242,351	361,978	351,416
Private company (a)	5,883,839	- *	6,184,433	- *
	6,175,766	242,351	6,546,411	351,416
* - The fair value of each outstanding common share of this private company is not readily determinable

Investment in Africo Resources Ltd.

The Company has a 39.61% interest in Africo, a British Columbia private company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo.

Changes in the investment are summarized as follows:

	6 Months Ended June 30, 2006	Year ended December 31 2005

Balance, beginning of the period	$6,184,433	$2,363,369

Changes during the period:
Net participation in Africo equity financings	-	4,109,387
Purchase of shares	870,845	-
Equity interest in losses of Africo	(1,171,439)	(288,323)

Balance, end of the period	$5,883,839	$6,184,433

5.	EQUIPMENT

			June 30 2006	December 31 2005
Accumulated			Net Book	Net Book
Cost		Amortization	Value	Value

Furniture and fixtures	$53,684	$(38,941)	$14,743	$15,238
Computer equipment	122,944	(79,708)	43,236	34,307
Software	5,731	(4,468)	1,263	1,683

	$182,359	$(123,117)	$59,242	$51,228

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2006
(Stated in Canadian Dollars)

6.	PROPERTY INTERESTS

The following changes occurred in the Company’s principal property interests during the 6 months ended June 30, 2006.

Red Lake North Property, Ontario

On April 18, 2006 the Company signed an option agreement with Solitaire Minerals Corporation “Solitaire” whereby Solitaire has the option to acquire a 55% interest in the Company’s Red Lake North Property by spending $2.5 million in exploration costs over a four year period, including a firm commitment to spend $275,000 in exploration in the first year of the agreement. Solitaire is required to make a $5000 cash payment (completed) and issue 50,000 of its common shares to the company (issued).

Slate Bay Property, Ontario

On March 3, 2006, Kings Bay Gold Corp. terminated its option on the Slate Bay, Ontario property.

Humlin Property, Ontario

On April 18, 2006, the Company signed an option agreement with Solitaire Minerals Corporation, whereby Solitaire has the option to acquire a 55% interest in the Company’s Humlin Property by spending $2.5 million in exploration costs over a four year period, including a firm commitment to spend $250,000 in exploration in the first year of the agreement. Solitaire is required to make a $5000 cash payment (completed) and issue 50,000 of its common shares to the Company (issued).

Golden Promise Property, Newfoundland

On May 01, 2006 the Company signed an option agreement with Crosshair Exploration and Mining Corporation (“Crosshair”) whereby Crosshair can earn a 60% interest in the Company’s Golden Promise project in Newfoundland by issuing 80,000 Crosshair common shares (20,000 issued), incurring $4 million in exploration expenditures and by paying all underlying property payments, all over a 4 year period.

Lake Douglas Properties, Newfoundland

On January 18, 2006, the Company entered into an option agreement on the Lake Douglas West property, Lake Douglas area, Central Newfoundland, Newfoundland, pursuant to which it can acquire a 100% interest in the property by making cash payments totaling $50,000 over 5 years. The property is subject to a 2% NSR royalty, of which the Company may purchase 1.0% for $1,000,000 and will have a right of first refusal on the balance.

On January 18, 2006, the Company entered into an option agreement on the Lake Douglas East property, Lake Douglas area, Central Newfoundland, Newfoundland, pursuant to which it can acquire a 100% interest in the property by making cash payments totaling $470,000 over 5 years and share payments of 175,000 shares of the Company over 5 years. The property is subject to a 2% NSR royalty, of which the Company may purchase 1.0% for $1,000,000 and will have a right of first refusal on the balance.

Palmer Property, Alaska and Nevada Properties (Carlin Gold Plan of Arrangement)

On July 13, 2006, subsequent to the period end, Toquima completed a plan of arrangement re-organization with Carlin Gold Corporation, pursuant to which the Company received 4,347,186 common shares of Carlin and 3,556,790 common shares of a new company, Constantine Metal Resources Ltd. 90% of the Carlin and Constantine shares were

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2006
(Stated in Canadian Dollars)

6.	PROPERTY INTERESTS (continued)

placed in escrow, with 15% to be released every 6 months over 3 years. Pursuant to the plan, ownership, of all the Company’s Nevada properties, was transferred to Carlin and ownership of the Palmer, Alaska property was transferred to Constantine. After completion of the plan and Constantine’s IPO, the Company owned approximately 13% of Carlin and 25% of Constantine.

7.	OTHER ADVANCES

Other advances are as follows:

Advances from property optionees to fund exploration to be carried out on their behalf	$176,000
Advances to Toquima by Carlin Gold Corp. pursuant to the Toquima plan of arrangement	200,003
$376,003

These advances are unsecured, bear no interest and, in the case of Carlin, have no stated terms of repayment.

8.	SHARE CAPITAL

Private Placement

On April 12, 2006, the Company closed a brokered private placement, issuing 7,640,560 common shares at $1.48 per share for gross proceeds of $11,308,028. The underwriters were paid a cash commission of $678,481 (6% of gross proceeds).

a)	Authorized share capital consists of an unlimited number of common shares without par value.

	6 Months Ended June 30, 2006		Year Ended December 31, 2005
	Number of Shares	$	Number of Shares	$
Balance, beginning of period	66,179,524	45,610,692	55,006,031	39,184,721
Private placements (1) and (2)	7,640,560	1,0431,265	10,232,000	6,420,989
Mineral properties	55,000	69,350	159,000	151,520
Stock options exercised (3)	648,628	984,434	300,000	338,087
Warrants, and agents options exercised (4)	1,628,813	1,391,284	482,493	559,318
Flow-through renunciation (5)	-	(477,400)	-	(1,043,943)
Balance, end of period	76,152,525	58,009,625	66,179,524	45,610,692

1.	Nil (2005 full year - 1,000,000) shares were issued under flow-through share purchase agreements.
2.	Net of issue costs of $876,764 (2005 full year - $979,811).
3.	Inclusive of the original $260,109 (2005 full year - $97,837) fair value of these options re-allocated from contributed surplus to share capital on exercise.
4.	Inclusive of the original $36,832 (2005 full year - nil) fair value of agents options and warrants re-allocated from contributed surplus to share capital on exercise.
5.
The Company renounced $1.4 million in flow through expenditures in March 2006 to investors with an effective date of December 31, 2005. Under Canadian GAAP, the Company is required to reduce share capital by an amount based on the temporary taxable differences created by the renunciation. The amount of $477,400 was based on a tax rate of 34.1% applied to the temporary difference of $1.4 million. See Note 3.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2006
(Stated in Canadian Dollars)

8.	SHARE CAPITAL (continued)

b)	Stock Options

The following is a summary of the changes in the Company’s outstanding stock options.

	6 Months Ended June 30, 2006		Year Ended December 31, 2005
	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price
		$		$
Balance at beginning of period (1)	4,815,000	1.10	3,486,625	1.11
Granted	40,000	1.70	2,310,000	1.10
Exercised	(648,628)	1.12	(300,000)	0.79
Expired/Cancelled	-	-	(681,625)	1.29
Outstanding at end of period (1)	4,206,372	1.10	4,815,000	1.10

(1) At June 30, 2006, the weighted-average remaining contractual life of stock options outstanding is 2.61 years (December 31 2005 -3.0).

The following is a summary of changes in contributed surplus which consists entirely of stock based compensation transactions.

	6 Months Ended June 30, 2006	Year Ended December 31, 2005
Balance at beginning of period	$2,623,780	$1,960,463
Stock-based compensation	155,117	683,671
Share issuance costs	-	77,483
Fair value of stock options allocated to shares issued on exercise	(296,941)	(97,837)
Balance at end of period	$2,481,956	$2,623,780

The fair value of employee options, agents options and agents warrants granted during the period has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	6 Months Ended June 30, 2006	Year Ended December 31, 2005
Risk-free interest rate	4.27%	3.6%
Expected life	5.0 years	4.6 years
Expected volatility	50%	40%
Expected dividend yield	0%	0%

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2006
(Stated in Canadian Dollars)

8.	SHARE CAPITAL (continued)

c) Summary of stock options outstanding:

June 30, 2006
	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
	100,000	0.67	4.18
	150,000	0.74	4.21
	697,000	0.83	1.01
	225,000	0.84	1.05
	200,000	0.86	4.46
	11,250	0.99	0.98
	100,000	1.15	1.02
	200,000	1.16	0.94
	20,000	1.17	7.31
	1,700,000	1.18	3.07
	298,122	1.21	3.51
	465,000	1.48	2.58
	40,000	1.70	4.81
Total stock options	4,206,372	1.10	2.61

d) Summary of warrants and agent options outstanding:

June 30, 2006
		Number Outstanding	Weighted Average Price	Weighted Average Life
			$	Years
		297,914	1.40	.52
	(1)	50,795	0.693	1.38
		3,278,687	0.85	1.38
Total warrants and agent options		3,627,396	0.89	1.34

1)	Agent compensation options include options for 50,795 units exercisable for $0.693 consisting of 1 share and ½ share purchase warrant with an expiry of 1.38 years from the period end.

9.	COMPARATIVE FIGURES

Certain of the prior years’ figures have been reclassified to conform with the current year’s financial statement presentation.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2006
(Stated in Canadian Dollars)

10.	COMMITMENTS

At June 30, 2006, the Company has $343,689 in remaining lease payments for the use of its Vancouver office to September, 2010.

The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing. These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

11.	SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the period ended June 30, 2006, the Company issued 55,000 (2005 full year - 159,000) of its common shares at a value of $69,350 (2005 full year - $151,520) for mineral properties, and received common shares of other companies valued at $190,066 (2005 full year - $232,626) pursuant to the terms of property agreements. Included in accounts payable and accrued liabilities at June 30, 2006 is $218,214 (December 31, 2005 - $147,575) of mineral property costs.

12.	SUBSEQUENT EVENTS

The following occurred during the period subsequent to June 30, 2006:

a)	On August 8, 2006, the shareholders of the Company voted in favour of the plan of arrangement more fully described in note 1 under re-organization.

b)
On July 13, 2006, the plan of arrangement between the Company’s subsidiary, Toquima Minerals Corp. and Carlin Gold Corp. was completed. The common shares of Constantine Metal Resources Ltd. (the company created to hold the Palmer property, Alaska) were called for trading on the TSX Venture Exchange on August 4, 2006 - see note 6, Palmer Property, Alaska and Nevada Properties.